UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously disclosed, on November 4, 2021, NANO-X IMAGING LTD (the “Company”), an innovative medical imaging company, consummated the previously announced merger of Zebra Medical Vision Ltd., an Israeli company (“Zebra”) into the Company pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021 (with certain amendments, the “Agreement”). Zebra changed its name to Nanox AI Ltd (“Nanox AI”) and operates under the new name. According to the terms of the Agreement, at closing the Company issued ordinary shares which represented the basic purchase price of $100,000,000, plus deferred closing consideration $3,333,333 and certain milestone consideration of $6,300,000, subject to certain adjustments. All shares, except for the shares issued for the designated milestone, were issued at a deemed per share value of $33.18 and the shares issued for the designated milestone were issued at a per share value of $25.01. In addition, according to the terms of the Agreement, under certain circumstances, the Company was obligated to issue additional ordinary shares as deferred closing consideration and certain milestone consideration (should such be achieved) representing an aggregate amount of up to $100,000,000 within three years following the closing. An aggregate of $9,633,333 of such consideration was paid at closing as described above. In addition, on January 19, 2022, the Company issued 89,286 additional ordinary shares to the former shareholders of Nanox AI due to partial achievement of a milestone that occurred post-closing.

Due to changes in share price between signing of the Agreement and closing of the merger, which resulted in the then market value of the ordinary shares issued at closing to be lower than the deemed share value, based on the then market value of the ordinary shares at the time of issuance, the ordinary shares issued to Nanox AI’s former shareholders represented (i) approximately $77,000,000 with respect to the closing consideration and (ii) approximately $7,000,000 following the satisfaction of certain milestones.

On December 29, 2022, the parties entered a settlement with respect to any additional amount that could be granted under the Agreement, according to which the Company issued Nanox AI’s former shareholders an additional 2,648,424 ordinary shares (representing additional consideration of approximately $19,000,000), bringing the total transaction value to approximately $103,000,000 (and $104,000,000 when transaction expenses are included). As a result of the settlement, both parties’ performance obligations under the Agreement have been satisfied in full.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: January 9, 2023

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